UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Venoco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Igor Kirman

Telephone Number: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92257PAB5	Page	2	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,936,378 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,936,378 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,936,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
  (1)  Represents shares of the Issuer held by Denver Parent Corporation (“Parent”), which Timothy Marquez may be deemed to beneficially own by virtue of the fact that he is the sole director, Chief Executive Officer and President of  Parent, and that he, the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, and the Timothy and Bernadette Marquez
         Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez, Bernadette Marquez and David Mokros, hold 100% of the outstanding shares of Parent.

CUSIP No.	92257PAB5	Page	3	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bernadette Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,936,378 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,936,378 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,936,378 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  (1)     Represents shares of the Issuer held by Parent, which Bernadette Marquez may be deemed to beneficially own by virtue of the fact that the Marquez Trust, for which Timothy Marquez and Bernadette Marquez, serve as trustees, and the Marquez Foundation, the sole directors of which are Timothy Marquez, Bernadette
  Marquez and David Mokros, hold 99% of the outstanding shares of Parent.

CUSIP No.	92257PAB5	Page	4	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marquez Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,936,378(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,936,378(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,936,378
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

  (1)     Represents shares of the Issuer held by Parent, of which the Marquez Trust holds 94.6% of the outstanding stock.

CUSIP No.	92257PAB5	Page	5	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy and Bernadette Marquez Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-(1)
	8	SHARED VOTING POWER -0-(1)
	9	SOLE DISPOSITIVE POWER -0-(1)
	10	SHARED DISPOSITIVE POWER -0-(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

  (1)      The Marquez Foundation disclaims beneficial ownership of shares of the Issuer held by Parent, except to the extent of its pecuniary interest therein.

CUSIP No.	92257PAB5	Page	6	of	8

EXPLANATORY STATEMENT

This Amendment No. 7 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust (the “Marquez Trust”) and the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009, a Schedule 13D/A, Amendment No. 1, on February 24, 2009, a Schedule 13D/A, Amendment No. 2 on March 10, 2009, a Schedule 13D/A, Amendment No. 3, on March 5, 2010, a Schedule 13D/A, Amendment No. 4 on July 16, 2010, a Schedule 13D/A, Amendment No. 5 on August 26, 2011 and a Schedule 13D/A, Amendment No. 6 on January 17, 2012.  This Amendment amends the Schedule 13D as specifically set forth herein.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On October 3, 2012, pursuant to the terms of the Merger Agreement (as amended by the Agreement Regarding Extension of Financing Date, dated as of June 12, 2012, by and among the Company, Parent and Merger Sub, the Agreement Regarding Further Extension of Financing Date, dated as of July 19, 2012, by and among the Company, Parent and Merger Sub, the Agreement Regarding Further Extension of Financing Date, dated as of August 31, 2012, by and among the Company, Parent and Merger Sub and the Agreement Regarding Further Extension of Financing Date, dated as of September 13, 2012, by and among the Company, Parent and Merger Sub (which are attached hereto as Exhibits 7.05, 7.06, 7.07 and 7.08 respectively, and incorporated by reference in their entirety into this Item 4), the “Amended Merger Agreement”), and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a privately held subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), on October 3, 2012, except as provided in the next sentence, by virtue of the Merger, all of the outstanding shares of Common Stock, except any shares of Common Stock held by a stockholder who neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing and who demanded properly in writing appraisal for such shares of Common Stock and otherwise properly perfected and did not withdraw or lose his or her rights, were cancelled and converted into the right to receive $12.50 in cash.  At the Effective Time, certain of the Reporting Persons contributed the Rollover Shares to Parent in exchange for shares of common stock of Parent pursuant to the Contribution and Subscription Agreement, dated as of October 3, 2012, by and among the Marquez Trust, the Marquez Foundation and Parent (the “Contribution and Subscription Agreement”), any shares of Common Stock held by any direct or indirect subsidiary of the Issuer remained outstanding, and any shares of Common Stock held by the Issuer or Merger Sub were cancelled without consideration therefor.  The foregoing summary of the Contribution and Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution and Subscription Agreement, which is attached hereto as Exhibit 7.09 and incorporated by reference in its entirety into this Item 4.

At the Effective Time, by virtue of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub was converted into one newly issued share of common stock, par value $0.01 per share of the Surviving Corporation.

Item 5.      Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) are hereby amended and restated as follows:

(a)           As of October 3, 2012, Parent is the direct beneficial owner of 29,936,378 shares of Common Stock, representing 100% of the shares of Common Stock outstanding.  Each of T. Marquez, B. Marquez, and the Marquez Trust  may be deemed to beneficially own the shares of Common Stock beneficially owned by Parent.

(b)           Each of T. Marquez, B. Marquez, and the Marquez Trust  has shared power to vote, or to direct the vote of, and shared power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by Parent.

CUSIP No.	92257PAB5	Page	7	of	8

(c)           The disclosure set forth in Item 4 is hereby incorporated by reference herein.

(e)           The Marquez Foundation ceased to be beneficial owner of 5% or more of the Issuer’s common stock on October 3, 2012.

Item 7.      Material to be Filed as Exhibits

Item 7 is hereby supplemented with the following:

Exhibit 7.05.        Agreement Regarding Extension of Financing Date, dated as of June 12, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed June 13, 2012).

Exhibit 7.06         Agreement Regarding Further Extension of Financing Date, dated as of July 19, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed June 20, 2012).

Exhibit 7.07         Agreement Regarding Further Extension of Financing Date, dated as of August 31, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 4, 2012).

Exhibit 7.08         Agreement Regarding Further Extension of Financing Date, dated as of September 13, 2012, by and among Venoco, Inc., Denver Parent Corporation and Denver Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 14, 2012).

Exhibit 7.09         Contribution and Subscription Agreement, dated as of October 3, 2012, by and among the Marquez Trust, a personal trust organized under that certain Trust Agreement dated February 26, 2002, as amended, the Timothy and Bernadette Marquez Foundation, a Colorado Nonprofit Corporation, and Denver Parent Corporation, a Delaware corporation.

CUSIP No.	92257PAB5	Page	8	of	8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2012

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez
MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION
/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director